

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

December 17, 2009

Mr. Ching-Sang Hong
Chief Executive Officer
Actavision Ventures, Inc.
30990 Huntsman Drive East
Farmington Hills MI 48331

Re: Actavision Ventures, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Forms 10-Q for the Quarters Ended March 31, 2009, June 30, 2009 and
September 30, 2009
File No. 0-52514

Dear Mr. Hong:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

2007 Financial Statements

1. We note your disclosure in Item 7 of the 2007 Form 10KSB that the 2007 financial statements were not audited because Actavision was an inactive entity as defined by Rule 3-11 of Regulation S-X. Please note that Rule 3-11 requires, among other things, that the registrant not sell any of its own stock in order to meet the "inactive" criteria and file

unaudited financial statements in annual reports pursuant to the Exchange Act. We note that you issued 31,340,000 shares of common stock in the founding of the company in 2007, accordingly, you do not meet the "inactive" criteria and the 2007 financial statements must be audited. Please revise the 2008 Form 10-K.

Item 9A(T). Controls and Procedures

2. It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2008. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting. Refer to Item 308(T) of Regulation S-K.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

- the Commission's release Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf

- the Commission's release Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

3. In addition, please provide your conclusion of the effectiveness of your disclosure controls and procedures, and consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year covered by the report* and revise your disclosure as appropriate. Refer to Item 307 of Regulation S-K.

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

Exhibit 31.1 – Section 302 Certification

4. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. Refer to Item 601(b)(31) of the Regulation S-K. Please revise.

Forms 10-Q

Interim Consolidated Financial Statements

Note 1 – Organization and Business

5. Please note that you should include a statement, if true, that your interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Please confirm whether this statement is reflective of the information included in your Forms10-Q for the quarters ended March 31, June 30 and September 30, 2009 and confirm in future filings you will include such statement with your interim financial statements. Refer to Instruction 2 to Article 8-03 of Regulation S-X.

Closing comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 if you have questions regarding these comments and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services